SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                                (Amendment No. )*

                   WILSHIRE REAL ESTATE INVESTMENT TRUST INC.
                  _____________________________________________
                                (Name of Issuer)

                         Common Stock, $0.0001 Par Value
                         _______________________________
                         (Title of Class of Securities)

                                    971892104
                                  _____________
                                 (CUSIP Number)

                                 April 28, 1999
                     ______________________________________
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]     Rule 13d-1(b)
                  [X]     Rule 13d-1(c)
                  [ ]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         Continued on following page(s)
                               Page 1 of 11 Pages
                              Exhibit Index: Page 9

                                  SCHEDULE 13G

CUSIP No. 971892104                                           Page 2 of 11 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Jayhawk Investments, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  549,800
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            549,800

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            549,800

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                                            [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    4.78%

12       Type of Reporting Person*

                  PN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 971892104                                           Page 3 of 11 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Jayhawk Institutional Partners, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  116,800
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            116,800

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            116,800

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                                        [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    1.01%

12       Type of Reporting Person*

                  PN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 971892104                                           Page 4 of 11 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Jayhawk Capital Management, L.L.C.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  666,600
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            666,600

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            666,600

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                                           [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    5.79%

12       Type of Reporting Person*

                  IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 11 Pages


Item 1(a)         Name of Issuer:

                  Wilshire Real Estate Investment Trust Inc. (the "Issuer").

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  c/o Wilshire Financial Services Group, Inc.
                  1776 SW Madison Street
                  Portland, OR 97205

Item 2(a)         Name of Person Filing:

                  This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i)       Jayhawk  Investments,  L.P.,  a Delaware  partnership
                           ("JILP")

                  ii) Jayhawk Institutional Partners, L.P., a Delaware limited partnership ("JIPLP"); and

                  iii)     Jayhawk  Capital   Management,   L.L.C.,  a  Delaware
                           limited liability company ("JCM").


                  This Statement relates to Shares (as defined herein) held for the account of JILP and JIPLP. JCM serves as principal investment manager to JILP and JIPLP and as such, has been granted investment discretion over portfolio investments, including the Shares, held for the accounts of JILP and JIPLP.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of each of JILP, JIPLP and JCM is 8201 Mission Road, Suite 110, Prairie Village, KS 66208.

Item 2(c)         Citizenship:

                  i)       JILP is a Delaware limited partnership;

                  ii)      JIPLP is a Delaware limited partnership; and

                  iii)     JCM is a Delaware limited liability company.


Item 2(d)         Title of Class of Securities:

                           Common Stock, $0.0001 par value (the "Shares").

                                                              Page 6 of 11 Pages


Item 2(e)         CUSIP Number:

                           971892104

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                           This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                           As of May 4, 1999, each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:

                                    JILP may be deemed to be the beneficial owner of the 549,800 Shares held for its account. JIPLP may be deemed to be the beneficial owner of the 116,800 Shares held for its account. JCM may be deemed to be the beneficial owner of 549,800 Shares held for the account of JILP and 116,800 Shares held for the account of JIPLP.


Item 4(b)         Percent of Class:

                                    The  number of  Shares of which  JILP may be
                                    deemed   to   be   the   beneficial    owner
                                    constitutes approximately 4.78% of the total number of Sharers outstanding.

                                    The  number of Shares of which  JIPLP may be
                                    deemed   to   be   the   beneficial    owner
                                    constitutes approximately 1.01% of the total number of Shares outstanding.

                                    The  number  of  Shares  of which JCM may be
                                    deemed   to   be   the   beneficial    owner
                                    constitutes approximately 5.77% of the total number of Shares outstanding.

Item 4(c) Number of shares as to which such person has:

     JILP
     ----

     (i)   Sole power to vote or to direct the vote:                           0

     (ii)  Shared power to vote or to direct the vote:                   549,800

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv)  Shared power to dispose or to direct the disposition of:      549,800

                                                              Page 7 of 11 Pages


     JIPLP
     -----

     (i)   Sole power to vote or to direct the vote:                           0

     (ii)  Shared power to vote or to direct the vote:                   116,800

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv)  Shared power to dispose or to direct the disposition of:      116,800

     JCM
     ---

     (i)   Sole power to vote or to direct the vote:                           0

     (ii)  Shared power to vote or to direct the vote:                   666,600

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv)  Shared power to dispose or to direct the disposition of:      666,600

Item 5.           Ownership of Five Percent or Less of a Class:

                           This Item 5 is not applicable.

Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person:

                  JCM serves as general partner to both JILP and JIPLP pursuant to limited partnership agreements which provide JCM with the authority to purchase, vote and dispose of securities for JILP and JIPLP. JCM is entitled to fees based on assets under management and special profit allocations based on realized and unrealized gains and losses, if certain conditions are met.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                           This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                           This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                           This Item 9 is not applicable.

                                                              Page 8 of 11 Pages


Item 10.          Certification:

                  By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                              Page 9 of 11 Pages


                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  May 4, 1999              JAYHAWK INVESTMENTS, L.P.

                                By: JAYHAWK CAPITAL MANAGEMENT, L.L.C.


                                    By:  /S/ Josh Selzer
                                         ---------------------------------------
                                         Name:    Josh Selzer
                                         Title:   Internal Counsel


Date:  May 4, 1999              JAYHAWK INSTITUTIONAL PARTNERS, L.P.

                                By: JAYHAWK CAPITAL MANAGEMENT, L.L.C.


                                    By:  /S/ Josh Selzer
                                         ---------------------------------------
                                         Name:    Josh Selzer
                                         Title:   Internal Counsel


Date:  May 4, 1999              JAYHAWK CAPITAL MANAGEMENT, L.L.C.


                                By: /S/ Josh Selzer
                                    --------------------------------------------
                                    Name:    Josh Selzer
                                    Title:   Internal Counsel

                                                             Page 10 of 11 Pages



                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------

A. Joint Filing Agreement dated May 4, 1999 by and among Jayhawk Investments, L.P., Jayhawk Institutional Partners, L.P. and
         Jayhawk Capital Management, L.L.C............................        11